

April 7, 2020

Carissa L. Rodeheaver
Chairman of the Board, President and CEO
First United Corporation
19 S Second Street
Oakland, MD 21550

> **Re:** **First United Corporation**
> **PRER14A filed by First United Corporation**
> **Filed April 7, 2020**
> **File No. 000-14237**

Dear Ms. Rodeheaver:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Amendment No. 2 to Preliminary Proxy Statement filed under cover of Schedule 14A

General

1. We have reviewed the response, including revised disclosures, provided in reply to the first comment of our correspondence dated March 31, 2020. Notwithstanding the response provided and revisions that were made, it appears that the registrant is relying upon and interpretation of its bylaws as distinguished from a plain reading of Article II, Section 4. To the extent that the bylaws are being interpreted, please revise the disclosure to remove the implication that the bylaws indisputably provide that nominations may only be made by a "shareholder who is entitled to vote" as represented in the "Message from the Board." Any revised disclosure also should expressly indicate that an interpretation is being made and, if true, that any dispute regarding the legality of the interpretation ultimately may be resolved in court of competent jurisdiction.

2. As a purely factual matter, page three of the proxy statement indicates that "Driver Management has nominated a slate of three individuals for election as directors to the Board at the Annual Meeting." We further note that the "entitled to vote" condition within Article II, Section 4 of the registrant's bylaws potentially could be modifying "any outstanding class of capital stock of the Corporation" as distinguished from "any stockholder" as those terms are used within that bylaw provision. Given the possibility that a meaning could be ascribed to Article II, Section 4 that differs from the registrant's unqualified assessment, and the fact that Driver is at present eligible to vote and already made such nominations, please advise us, with a view toward revised disclosure, whether or not the registrant has received an opinion of counsel to support its view that under its bylaws, shareholder nominations may only be lawfully made if the shareholder is entitled to vote for the election of Directors.

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We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Lawrence S. Elbaum, Esq.